UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77763 / May 4, 2016

Admin. Proc. File No. 3-17081

In the Matter of

RSL COMMUNICATIONS LTD.,
SIMPLAYER.COM LTD.,
SIX DIAMOND RESORTS INTERNATIONAL, and
ZIMTU TECHNOLOGIES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by RSL Communications Ltd., Simplayer.com Ltd.,
Six Diamond Resorts International, or Zimtu Technologies, Inc., and the Commission has not
chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to RSL Communications Ltd., Simplayer.com Ltd., Six
Diamond Resorts International, and Zimtu Technologies, Inc.[2] The order contained in that
decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j)

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[1]   17 C.F.R. § 201.360(d).

[2]   *RSL Commc'ns Ltd., Simplayer.com Ltd., Six Diamond Resorts Int'l, and Zimtu
Technologies, Inc.,* Initial Decision Release No. 981 (Mar. 22, 2016), 113 SEC Docket 15, 2016
WL 1106865. The Central Index Key numbers are: 1036297 for RSL Communications, Ltd.;
1007993 for Simplayer.com Ltd.; 1368193 for Six Diamond Resorts Int'l; and 1128754 for
Zimtu Technologies, Inc.

of the Securities Exchange Act of 1934, the registrations of each class of registered securities of RSL Communications Ltd., Simplayer.com Ltd., Six Diamond Resorts International, and Zimtu Technologies, Inc., are revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 981
ADMINISTRATIVE PROCEEDING
File No. 3-17081

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of RSL COMMUNICATIONS LTD., SIMPLAYER.COM LTD., SIX DIAMOND RESORTS INTERNATIONAL, and ZIMTU TECHNOLOGIES, INC.	INITIAL DECISION OF DEFAULT March 22, 2016

APPEARANCES: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This initial decision revokes the registrations of Respondents' registered securities due to their failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On February 1, 2016, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an order instituting proceedings (OIP), alleging that Respondents have securities registered with the Commission and have repeatedly failed to file timely periodic reports in violation of Exchange Act Section 13(a) and Rule 13a-1. Respondents were served with the OIP by February 9 and their answers were due February 22. *RSL Commc'ns Ltd.*, Admin. Proc. Rulings Release No. 3624, 2016 SEC LEXIS 611 (ALJ Feb. 18, 2016). On February 24, I ordered Respondents to show cause by March 7 why the registrations of their securities should not be revoked by default due to their failures to file answers or otherwise defend the proceeding. *RSL Commc'ns Ltd.*, Admin. Proc. Rulings Release No. 3639, 2016 SEC LEXIS 679. I warned that any Respondent that failed to respond to the show cause order or attend the telephonic prehearing conference scheduled for March 7 would be deemed to be in default and the registration of its securities would be revoked. *Id.* On March 7, I held a telephonic prehearing conference at which Respondents failed to appear.

FINDINGS OF FACT

Respondents are in default for failing to file answers, appear at the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, I deem true the OIP's allegations. *See* 17 C.F.R. § 201.155(a). I take official notice of Respondents' public filings with the Commission. *See* 17 C.F.R. § 201.323.

RSL Communications Ltd., CIK No. 1036297, is a Bermuda corporation located in Hamilton, Bermuda, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of $391,379,000 for the prior nine months. As of January 26, 2016, its common shares were traded on the over-the-counter markets.

Simplayer.com Ltd., CIK No. 1007993, is an Israeli corporation located in Hatzor, Israel, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 1999.[1] On May 14, 2012, the Commission suspended trading in the company's securities based on the lack of current and accurate information concerning the issuer. As of January 26, 2016, the company's ordinary shares were traded on the over-the-counter markets.

Six Diamond Resorts International, CIK No. 1368193, is a Cayman Islands corporation located in Staten Island, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2007, which reported a net loss of $4,636,526 for the period from the company's inception on March 14, 2007, through December 31, 2007. As of January 26, 2016, its ordinary shares were not publicly quoted or traded.

Zimtu Technologies, Inc., CIK No. 1128754, is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR-12G/A on February 23, 2001, which reported a net loss of $1,585,719 (Canadian) under generally accepted accounting principles in the United States for the nine months ended November 30, 2000. As of January 26, 2016, its common stock was not publicly quoted or traded.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failures to maintain

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[1] The company subsequently filed Forms 10-Q for the quarters ended June 30, 2000, and September 30, 2000, which were not required because it is a foreign private issuer. 17 C.F.R. § 240.13a-13(b)(2).

valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rule 13a-1 require both foreign and domestic issuers of securities registered pursuant to Exchange Act Section 12 to file annual reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondents failed to file timely periodic reports. As a result, Respondents violated Exchange Act Section 13(a) and Rule 13a-1.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors are adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because those failures violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance, or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP, responded to the show cause order, appeared at the prehearing conference, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations. Also, they have made no assurances against further violations.

For these reasons, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

Under Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents RSL Communications Ltd., Simplayer.com Ltd., Six Diamond Resorts International, and Zimtu Technologies, Inc., are REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge